SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 18, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 18, 2006

TAM is granted official authorization from ANAC to operate daily flights connecting Brazil and England

São Paulo, April 18, 2006 – TAM S.A. (Bovespa: TAMM4, NYSE: TAM), Brazil’s largest airline company, was granted official authorization from the National Civil Aviation Agency (ANAC) to start operating seven flights per week connecting Brazil and London-England. The new flight was confirmed at a meeting held by ANAC and published in the Federal Official Gazette on last April 10. This will be second European destination operated by TAM, which already offers two daily flights to Paris. We will publish in the follow months when we will start to operate the new international route.

ANAC has also authorized TAM to increase its offer of flights to Argentina, with additional 172,166 seats per year. The Company currently operates six daily flights to Ezeiza International Airport, in Buenos Aires (Argentina). Flights on this route depart from São Paulo, Rio de Janeiro, Brasília, Florianópolis, and Porto Alegre.

Also in the international segment, beginning next May 30, TAM will start operating non-stop, daily service to New York using the modern Airbus A330-200.

Effective June 1, the Company will commence daily service connecting Manaus to Miami. The new route will be operated using Airbus A320 aircraft. This flight will depart from Fortaleza, with stops in Belém and Manaus, and will allow connections with Brasília’s hub. With the inauguration of this additional service, TAM will offer three non-stop daily flights to Miami departing from Guarulhos and, on the new route, from Manaus. Once a week, one of the flights from Guarulhos stops in Salvador.

In addition to international flights to Miami, New York, Paris, and Buenos Aires, TAM has daily flights to Santiago do Chile. The Company also offers a daily service to Lima, Peru, operating under a code-share agreement with Taca airline. With TAM Mercosur, it serves other seven destinations: Assuncion, Ciudad del Este and Pedro Juan Caballero (Paraguay), Montevideo and Punta del Este (Uruguay), Santa Cruz de la Sierra, and Cochabamba (Bolivia). TAM also has code-share agreements with international airlines that allow passengers to travel to a variety of destinations worldwide.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br (choose Investor Relations)

TAM ( http://www.tam.com.br ) has been a leader in the Brazilian domestic market for more than two years, and had a 44.2% market share at the end of March 2006. TAM operates regular flights to 46 destinations throughout Brazil. It serves 73 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow the passenger to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.0 million subscribers and has awarded more than 3.3 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.